Exhibit 3.63

CERTIFICATE OF INCORPORATION

OF

KNOLOGY OF SOUTH CAROLINA, INC.

Article 1.                                            NAME

The name of this corporation is KNOLOGY of South Carolina, Inc. (the “Corporation”).

Article 2.                                            REGISTERED OFFICE AND AGENT

The registered office of the Corporation shall be located at 1013 Centre Road, Wilmington, Delaware 19805 in the County of New Castle.  The registered agent of the Corporation at such address shall be Corporation Service Company.

Article 3.                                            PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”).  The Corporation shall have all power necessary or convenient to the conduct, promotion or attainment of such acts and activities.

Article 4.                                            CAPITAL STOCK

4.1                                      Authorized Shares

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is one thousand (1,000) shares.  All such shares shall be Common Stock, all of one class, having a par value of $.01 per share (“Common Stock”).

4.2                                      Common Stock

4.2.1                     Relative Rights

The Common Stock shall be subject to all of the rights, privileges, preferences and priorities of any preferred stock as set forth in the certificate of designations filed to establish the respective series of such preferred stock.  Each share of Common Stock shall have the same relative rights as and be identical in all respects to all the other shares of Common Stock.

4.2.2                     Dividends

Whenever there shall have been paid, or declared and set aside for payment, to the holders of shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board of Directors of the Corporation.

4.2.3                     Dissolution, Liquidation, Winding Up

In the event of any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock, and holders of any class or series of stock entitled to participate therewith, in whole or in part, as to the distribution of assets in such event, shall become entitled to participate in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or provided for payment of, all debts and liabilities of the Corporation and after the Corporation shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

4.2.4                     Voting Rights

Each holder of shares of Common Stock shall be entitled to attend all special and annual meetings of the stockholders of the Corporation and, share for share and without regard to class, together with the holders of all other classes of stock entitled to attend such meetings and to vote (except any class or series of stock having special voting rights), to cast one vote for each outstanding share of Common Stock so held upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders

4.3                               Preferred Stock

The Board of Directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law and the provisions of this Certificate of Incorporation, to provide, by resolution or resolutions from time to time and by filing a certificate of designations pursuant to the Delaware General Corporation Law, for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and to fix the qualifications, limitations or restrictions thereof.

Article 5.                                            INCORPORATOR

The name and mailing address of the incorporator (the “Incorporator”) is Dolores Cleaver, Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805.  The powers of the Incorporator shall terminate upon the filing of this Certificate of Incorporation.

Article 6.                                            BOARD OF DIRECTORS

6.1             Initial Directors; Number; Election

The following persons, having the following mailing addresses, shall serve as the directors of the Corporation until the first annual meeting of the stockholders of the Corporation or until their successors are elected and qualified:

2

NAME	MAILING ADDRESS

William E. Morrow	1241 O.G. Skinner Drive
West Point, Georgia 31833

William H. Scott, III	1241 O.G. Skinner Drive
West Point, Georgia 31833

Campbell B. Lanier, III	1241 O.G. Skinner Drive
West Point. Georgia 31833

The number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the bylaws of the Corporation.  Unless and except to the extent that the bylaws of the Corporation shall otherwise require, the election of directors of the Corporation need not be by written ballot.  Except as otherwise provided in this Certificate of Incorporation, each director of the Corporation shall be entitled to one vote per director on all matters voted or acted upon by the Board of Directors.

Article 8.                                            AMENDMENT OF BYLAWS

In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the Board of Directors of the Corporation is expressly authorized and empowered to adopt, amend and repeal the bylaws of the Corporation.

Article 9.                                            RESERVATION OF RIGHT TO AMEND CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of any nature conferred upon stockholders, directors, at any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article 9.

IN WITNESS WHEREOF, the undersigned, being the Incorporator hereinabove named, for the purpose of forming a corporation pursuant to the Delaware General Corporation Law, hereby certifies that the facts hereinabove stated are truly set forth, and accordingly executes this Certificate of Incorporation this 8th day of April, 1998.

Incorporator

By:	/s/ Dolores Cleaver